UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 Skolniks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   830798-401
                             ----------------------
                                 (CUSIP Number)


       Louis F. Pignatelli, 102 East Route 30, Rock Falls, Illinois 61071
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 August 25, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

-------------------------                                   --------------------
CUSIP NO.  830798 40 1                                         Page 2 of 6 Pages
           -----------
-------------------------                                   --------------------
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Louis F. Pignatelli
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                         (b) [_]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

              PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [_]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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                           7         SOLE VOTING POWER

                                              1,061,000
        NUMBER OF        -------------------------------------------------------
         SHARES            8         SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                              -0-
          EACH           -------------------------------------------------------
        REPORTING          9         SOLE DISPOSITIVE POWER
         PERSON
          WITH                                1,061,000
                         -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                              -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,061,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.91%(1)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

See Page 5 for footnotes.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                   --------------------
CUSIP NO.  830798 40 1                                         Page 3 of 6 Pages
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Item 1.  Security and Issuer

         Name of Issuer:            Skolniks, Inc.
                                    7755 E. Gray Road, Suite 100
                                    Scottsdale, Arizona  85260

         Equity Security:           Common Stock

Item 2.  Identity and Background

         (a)      Name:             Louis F. Pignatelli

         (b)      Residence or business address:

                                    102 East Route 30
                                    Rock Falls, Illinois  61071

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                                    Mr. Pignatelli is an attorney with:

                                    Pignatelli & Liston, P.C.
                                    102 East Route 30
                                    Rock Falls, Illinois  61071

         (d) Whether or not, during the last five years, the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors): NONE

         (e) Whether or not, during the last five years, Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws: NONE

         (f)      Citizenship:      United States

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Persons purchased and sold the securities reported hereunder with personal funds as follows:

                Securities                              Purchase or Sale Price
                ----------                              ----------------------
300,600 shares of Common Stock purchased in                 $656,000
open-market transaction

600 shares of Common Stock sold in an open-                   $2,100
market transactions

-------------------------                                   --------------------
CUSIP NO.  830798 40 1                                         Page 4 of 6 Pages
           -----------
-------------------------                                   --------------------

Warrants  to  purchase  50,000  shares of Common       The  Warrants  were  issued in connection  with a
Stock at an exercise  price of $.50 per share          $25,000 loan to the Issuer.

Options to purchase  150,000  shares of Common         The Options  were  granted by the Issuer's Board
Stock at an exercise price of $.375 per share          of Directors for no consideration.

25,000 shares of Common Stock purchased in a                 $25,000
private placement in connection with a Plan of
Reorganization in bankruptcy

Warrants to purchase 536,000 shares of Common          The Warrants were issued in connection with a
Stock at an exercise price of $.25 per share.          $134,000 loan to the Issuer.

Item 4.  Purpose of Transaction

         The Reporting Persons transactions in the Issuer's securities is for investment purposes.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of Common Stock beneficially owned by the reporting person as of August 17, 1997 and December 31, 1997 is 1,061,000 shares, which represents 10.91%(1) of the total Common Stock outstanding. This number includes an aggregate of (i) 150,000 shares of Common Stock issuable upon exercise of currently exercisable options, and
                  (ii) 586,000 shares of Common Stock issuable upon exercise of currently exercisable warrants.

         (b) The reporting person has sole voting and dispositive power over the 1,061,000 shares of Common Stock beneficially owned. This number includes currently exercisable options to acquire an aggregate of (i) 150,000 shares of Common Stock, and (ii) 586,000 shares of Common Stock issuable upon exercise of currently exercisable warrants.

         (c) The reporting person effected the following transactions within 60 days of December 31, 1997:

                Date                          Type of Transaction               Number of Shares            Price Per Share
                ----                          -------------------               ----------------            ---------------

         August 25, 1997(2)              Warrants issued in connection              400,000                     $.25
                                         with a loan to the Issuer in
                                        the amount of $100,000, at the
                                         rate of Warrants to purchase
                                         four shares of Common Stock
                                            for each dollar of loan

         December 18, 1997               Warrants issued in connection               16,000                     $.25
                                         with a loan to the Issuer in
                                         the amount of $4,000, at the
                                         rate of Warrants to purchase
                                          four shares of Common Stock
                                            for each dollar of loan

-------------------------                                   --------------------
CUSIP NO.  830798 40 1                                         Page 5 of 6 Pages
           -----------
-------------------------                                   --------------------

         December 29, 1997              Warrants issued in connection               120,000                     $.25
                                         with a loan to the Issuer in
                                         the amount of $30,000, at the
                                         rate of Warrants to purchase
                                          four shares of Common Stock
                                            for each dollar of loan

*This transaction was effected through a private placement by the issuer.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to Be Filed as Exhibits

         Not applicable.















Footnotes:
----------

(1) The calculation of the percent of ownership is based upon an estimate of 8,987,330 shares of Common Stock outstanding. This number of shares of Common Stock outstanding has been estimated by the Issuer and is currently under audit.

(2) This transaction took place prior to the reporting period, but was not previously reported.

-------------------------                                   --------------------
CUSIP NO.  830798 40 1                                         Page 6 of 6 Pages
           -----------
-------------------------                                   --------------------

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         January 5, 1998                           /s/ Louis F. Pignatelli
                                                   -----------------------------
                                                   Louis F. Pignatelli



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Attention: Intentional misstatements or omissions of fact constitute
                          Federal criminal violations
                              (See 18 U.S.C. 1001)